MONTHLY REPORT - DECEMBER, 2007
                               Global Macro Trust
              The net asset value of each unit as of December 31, 2007
                 was $1,157.17 up 1.39% from $ $1,141.30, per unit
                            as of November 30, 2007.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (528,054.889      $    6,797,870    595,873,745     602,671,615
   units) at November 30, 2007
Addition of 15,373.924 units on           43,891      17,502,339     17,546,230
   December 1, 2007
Redemption of 3,120.849 units on             (0)     (3,611,353)     (3,611,353)
   December 31, 2007*
Net Income (Loss) - December, 2007      150,770       8,619,298       8,770,068
                                    -----------  --------------  --------------
Net Asset Value at December 31,    $   6,992,531    618,384,029     625,376,560
2007
                                    ===========  ==============  ==============
Net Asset Value per Unit at
December 31, 2007 (540,437.753
units inclusive of 129.789
additional units.)                               $    1,157.17


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 19,876,649      92,248,212

      Change in unrealized gain (loss) on open       (7,098,710)    (16,622,693)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (704,518)      2,467,857


   Interest income                                    2,279,535      26,686,248

   Foreign exchange gain (loss) on margin              (208,548)        168,071
      deposits
                                                 --------------  --------------
Total: Income                                        14,144,408     104,947,695

Expenses:
   Brokerage commissions                              3,541,351      38,279,890

   20.0% New Trading Profit Share                     1,591,184       6,459,328

   Custody Fees                                          25,523          85,806

   Administrative expense                               216,282       1,878,041
                                                 --------------  --------------
Total: Expenses                                       5,374,340      46,703,065

Net Income (Loss) - October, 2007                  $  8,770,068      58,244,630


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      January 9, 2008


Dear Investor:

Global Macro Trust ("GMT") was up 1.39% for December, 2007, and 11.26% for the year.

In December, the commodity sector of the portfolio generated the gains with energy, metals and agricultural commodities all profitable. Financial sector trading resulted in a small loss: currencies and stock indices narrowly unprofitable and interest rates narrowly profitable. Due to high volatility in the financial markets, the Trust entered 2008 with relatively light positions in the financial sectors.

Energy prices have been strong in 2007, supported most of the year by the declining dollar. In December, prices continued their uptrend notwithstanding a stable dollar, and the uptrend has continued into 2008. Long positions in WTI and Brent crude oil, heating oil, London gas oil, reformulated gasoline (RBOB) and Tokyo gasoline and kerosene were profitable. Short natural gas positions resulted in a small loss.

The most noteworthy story in the metal markets was the continuation of the uptrend in precious metals, which has also continued into the new year. Long positions in gold, platinum and silver were profitable in December. In the industrial metals, profits on short positions in zinc, nickel and aluminum narrowly outweighed losses on long positions in tin and lead and a short position in copper.

Strength in grain prices also continued in December, and long positions in soybeans, soybean meal, soybean oil and corn were profitable. Long positions in wheat were flat. A short position in sugar was unprofitable and a short position in live hogs was profitable.

In interest rate trading, profits on short positions in Australian bonds and on long positions in Japanese 10-year bonds and British short-term bills narrowly outweighed losses on German 2-and 5-year notes, U.S. Treasury bonds and Canadian short-term rates.

Small gains on long positions in the Indian rupee and Chilean peso versus the dollar were outweighed by small losses on long positions in the Australian dollar, British pound, Japanese yen and Korean won. In non-dollar cross rate trading, long positions in the euro and Swiss franc versus the British pound were profitable.


In stock index futures trading, profits on a long position in the German index and short positions in the Japanese, Swedish and Italian indices were narrowly outweighed by losses on long positions in indices in China, Hong Kong, South Africa, Australia and Spain.

All major portfolio sectors were profitable in 2007. The largest contributor was currencies, followed by agricultural commodities, metals, interest rates, energy and stock indices.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman